January 9, 2012

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Frank Wyman, Staff Accountant

Re:	ARIAD Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010, filed March 15, 2011

File Number: 000-21696

Ladies and Gentlemen:

On behalf of ARIAD Pharmaceuticals, Inc., a Delaware corporation (the “Company”), I hereby submit the Company’s responses (this “Response Letter”) to comments contained in the letter dated December 20, 2011, from Jim B. Rosenberg, Senior Assistant Chief Accountant, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Dr. Harvey J. Berger, Chairman, Chief Executive Officer and President of the Company, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”), which was filed with the Commission on March 15, 2011.

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Unless otherwise stated, all references to “ARIAD,” “we,” “us,” “our,” the “Company” and similar designations refer to ARIAD Pharmaceuticals, Inc. and its subsidiaries. Page numbers referred to in the responses reference page numbers in the Form 10-K.

Notes to Consolidated Financial Statements

12. Net Income (Loss) Per Share, page 70

1.	Comment: Please explain to us your basis for concluding that stock options and warrants totaling 15,416 were anti-dilutive in 2010.

Response: Please note that the number of options and warrants referred to above are presented in the Form 10-K in thousands of securities. The approximately 15,416,000 anti-dilutive securities consisted of stock options for approximately 5,852,000 shares and warrants for approximately 9,564,000 shares. In determining whether securities are dilutive, and therefore included in the calculation of diluted net income (loss) per share, or anti-dilutive, and thus not included in such calculation, we apply ASC 260-10, Earnings Per Share. Certain relevant sections of ASC 260-10 are as follows:

•

ASC 260-10-45-16 states “the computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, the numerator is adjusted…for any other changes in income or loss that would have resulted from the assumed conversion of those potential common shares.”

ARIAD PHARMACEUTICALS, INC.

26 LANDSDOWNE STREET — CAMBRIDGE MASSACHUSETTS 02139-4234 — TELEPHONE 617 494 0400 — FACSIMILE 617 494 8144

•

ASC 260-10-45-28A requires that “the dilutive effect of share-based compensation arrangements shall be computed using the treasury stock method.” In ASC 260-10-20, it is noted that the treasury stock method “assumes that any proceeds [from the exercise of options and warrants] would be used to purchase common stock at the average market price during the period.” ASC 260-10-45-29 states that the assumed proceeds includes “the amount of compensation cost attributable to future services and not yet recognized.”

•

ASC 260-10-45-17 states that “in determining whether potential common shares are dilutive or anti-dilutive, each issue or series of issues of potential common shares shall be considered separately rather than in the aggregate.”

In applying the rules of ASC 260-10 to the stock options, we calculated the dilutive or anti-dilutive effect of each issue of stock options outstanding during the year. Based on these calculations, we determined that weighted average stock options outstanding during the year totaling approximately 1,484,000 shares had a dilutive impact of approximately 572,000 shares after determining that approximately 912,000 shares would be bought back from the proceeds of the exercise of those options. We also determined that approximately 5,852,000 stock options had an anti-dilutive effect because the assumed proceeds from the exercise of the options plus the unrecognized compensation expense attributable to those options would repurchase more shares than were assumed to be exercised. Thus, we excluded them from the determination of diluted net income (loss) per share.

In applying the rules of ASC 260-10 to warrants, we calculated the number of additional common shares that would have been included in the denominator under the treasury stock method, assuming the proceeds from exercise of the 9,564,000 warrants were used to purchase common stock, and determined that an approximate incremental 3,372,000 shares would have been included. We also adjusted the numerator by adding to net income the charge of $19,532,000 related to the revaluation of the warrant liability for the year ended December 31, 2010. The effect of these adjustments would have increased EPS and therefore such securities are determined to be anti-dilutive.

Income Taxes, page 71

2.	Comment: Provide us proposed disclosure to be included in future filings showing the reconciliation between the statutory and effective tax rates required by ASC 740-10-50-12.

Response: In response to this comment, the Company proposes to revise the disclosure in its future filings as set forth on Exhibit A attached hereto. A marked copy from the existing disclosure in the Form 10-K for the fiscal year ended December 31, 2010 is provided for ease of reference. The Company intends to reflect these changes in its Annual Report on Form 10-K for the fiscal year ending December 31, 2011 and in all future filings by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), where such disclosure is applicable.

* * * * *

In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

As requested, this Response Letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Staff may have additional comments after reviewing this Response Letter and the proposed revised disclosure.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at (617) 621-2204, or our outside counsel, Scott A. Samuels, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (617) 348-1798. Thank you for your time and attention.

Sincerely,

/s/ Raymond T. Keane
Raymond T. Keane
Senior Vice President, General Counsel,
Secretary and Chief Compliance Officer

cc:	ARIAD	Pharmaceuticals, Inc. Harvey J. Berger, M.D. Edward M. Fitzgerald
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq. Scott A. Samuels, Esq.

Exhibit A

Proposed Revised Disclosure Showing a Reconciliation

Between the Statutory and Effective Tax Rates

[    ] Income Taxes

~~The Company’s effective tax rate differs from the statutory rate principally due to the full valuation allowance on its deferred tax assets, after consideration of permanent differences including the Company’s expense related to the revaluation of its warranty liability.~~ The Company is subject to U.S. federal and Massachusetts state corporate income taxes. For the years ended December 31, 2010, 2009 and 2008, the Company did not have any federal or state income tax expense given its continued cumulative net operating losses. A reconciliation of the federal statutory corporate income tax rate to the effective income tax rate for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Statutory federal income tax rate	35%	(35)%	(35)%
State income tax rate, net of federal benefit	5	(6)	(7)
Revaluation of warrant liability	8	3	—
Other permanent differences	1	1	(2)
Change in valuation allowance	(49)	37	44

Effective tax rate	0%	0%	0%

The components of deferred income taxes were as follows at December 31:

In thousands	2010	2009
Deferred tax liabilities:
Intangible and other assets	$2,813	$3,836

Deferred tax assets:
Net operating loss carryforwards	134,065	142,604
Federal and state tax credit carryovers	24,489	25,274
Depreciation	4,837	4,739
Deferred revenue	—	36,113
Stock-based compensation	3,122	2,518
Other	1,289	1,058

Total deferred tax assets	167,802	212,306

Deferred tax assets, net	164,989	208,470
Valuation allowance	(164,989)	(208,470)

Total deferred taxes	$—	$—

A-1

At December 31, 2010, the Company had available estimated net operating loss carryforwards and research and development credit carryforwards for federal and state tax reporting purposes as follows:

	Amount	Expiring if not utilized
	(in 000s)

Net operating loss carryforwards:
Federal	$378,612	2012 through 2029
State	$90,685	2012 through 2014

Research and development credit carryforwards:
Federal	$16,685	2011 through 2030
State	$7,459	2011 through 2025

Since the Company has not yet achieved sustained profitable operations, management believes the tax benefits do not satisfy the more-likely-than-not realization criteria and has recorded a valuation allowance for the entire net deferred tax asset. The valuation allowance increased by $21.9 million and $21.8 million in 2009 and 2008, respectively, due to taxable losses and resulting increases in net operating loss carryforwards. The valuation allowance decreased by $43.5 million in 2010 due to the recognition of previously deferred revenue for tax purposes and the utilization of net operating loss carryforwards. In 2010, the Company recognized a tax benefit from the utilization of net operating loss carryforwards for federal and state purposes of $7.9 million and $1.4 million, respectively. The Company does not have any material uncertain tax positions.

~~The Company is subject to U.S. federal and Massachusetts corporate income taxes.~~ Due to the Company’s historical net operating loss position, the Company’s U.S. federal and Massachusetts tax returns remain open to examination for three years after the Company utilizes that year’s net operating loss carryforward. The Company’s earliest year which generated a net operating loss including in the Company’s current net operating loss carryforward is 1996 for U.S. federal tax purposes and 2006 for Massachusetts state tax purposes.